FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 27 May 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc (the “Company”)

Board and Committee changes

The Company announces that Dr Vivienne Cox, CBE, has been appointed to the Board of the Company as a Non-Executive Director with effect from 1 July 2016.  She has been appointed a member of the Corporate Responsibility Committee, also effective from 1 July 2016.

Commenting on the appointment, Philip Hampton, Chairman of GlaxoSmithKline plc, said “I am delighted Vivienne is joining the Board. She brings with her many years of international business experience in complex global manufacturing organisations with challenging technologies. My colleagues and I very much look forward to welcoming her to GSK.”

Dr Cox has wide experience of business gained in the energy, natural resources and publishing sectors. She worked for BP plc for 28 years, in Britain and Continental Europe, in posts including executive vice president and chief executive of BP’s gas, power and renewables business and its alternative energy unit.

Dr Cox is currently Senior Independent Director of Pearson plc, the Chairman of its Reputation & Responsibility Committee, and a member of its Audit, Nomination and Remuneration Committees. She is Non-Executive Director of Stena International and Chairman of the Supervisory Board of Vallourec, a supplier to the energy industry. She is also Lead Independent Director at the UK Government’s Department for International Development. She was previously a Non-Executive Director of BG Group plc and Rio Tinto plc.

Dr Cox was appointed Commander of the Order of the British Empire in the 2016 New Year Honours for services to the UK Economy and Sustainability.

V A Whyte
Company Secretary

27 May 2016

Notes

1.
As Non-Executive Director of GSK, Dr Cox will receive standard annual fees of £85,000 per annum.  To enhance the link between Non-Executive Directors and shareholders, at least 25% of her fees will be paid in the form of Ordinary Shares and allocated to a share account, and she will be able to invest part or all of the balance of her fees into the same share account.

2.
The Board has determined that Dr Cox will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code. In addition, the Company confirms that there are no further disclosures to be made in connection with Dr Cox’s appointment in accordance with Listing Rule 9.6.13R.

3.	With effect from 1 July 2016, the composition of the Board of GSK will be as follows:

Sir Philip Hampton	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Global Vaccines
Professor Sir Roy Anderson	Independent Non-Executive Director
Mr Vindi Banga	Senior Independent Non-Executive Director
Ms Stacey Cartwright Dr Vivienne Cox	Independent Non-Executive Director Independent Non-Executive Director
Ms Lynn Elsenhans Dr Jesse Goodman	Independent Non-Executive Director Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2015.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 27, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc